Exhibit 99.1

SINA CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 6, 2015

On Friday, November 6, 2015, SINA Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (“AGM”) of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. The meeting will begin at 2:00 p.m. local time.

Only shareholders registered in the Company’s register of members at the close of business on October 1, 2015 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed as ordinary resolutions:

“RESOLVED,

•                  THAT Mr. Yan Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until the Company’s 2018 annual general meeting;

•                  THAT Mr. Song-Yi Zhang shall be re-elected as a director of the Company at this annual general meeting and retain office until the Company’s 2018 annual general meeting;

•                  THAT the appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditors of the Company for the current fiscal year, which ends December 31, 2015, be and hereby is approved, confirmed and ratified; and

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Yan Wang and Mr. Song-Yi Zhang is set out in Appendix I hereto.

We cordially invite all shareholders to attend the AGM in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a shareholder of the Company.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM.  The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.  If your shares are held in “street name” and you wish to attend the AGM, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the AGM.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://corp.sina.com.cn/eng/sina_rela_2_eng.htm, or by contacting Sandra Zhang, Stock Administration Department, SINA Corporation, 20/F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District, Beijing 100080, China, telephone +86-10-8262 8888.

By Order of the Board of Directors,

/s/ CHARLES CHAO
CHARLES CHAO
Chairman and Chief Executive Officer
Shanghai, China

October 2, 2015

APPENDIX I

BIOGRAPHIC INFORMATION OF THE

RETIRING DIRECTORS STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Yan Wang has served as the Company’s director since May 2003. Mr. Wang served as the Company’s Chairman of the Board of Directors from May 2006 to August 2012 and served as the Company’s Vice Chairman of the board of directors from May 2006 to May 2008. Previously, he served as the Company’s Chief Executive Officer from May 2003 to May 2006, President from June 2001 to May 2003, General Manager of China Operations from September 1999 to May 2001 and as Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of the Company’s subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of the Company’s SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.

Song-Yi Zhang has served as the Company’s director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently a director of China Longyuan Power Group Corporation Limited, a wind power generation company. Mr. Zhang holds a J.D. degree from Yale Law School.